Exhibit 12

Hospira, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions except ratios)

Six Months
Ended
June 30, 2006
Income from Continuing Operations Before Taxes	$180
Add (Subtract):
One-third of rents	3
Interest on long-term and short-term debt	15
Interest capitalized, net of amortization	(5)

Earnings from Continuing Operations	$193

Fixed charges:
One-third of rents	3
Interest on long-term and short-term debt	15
Interest capitalized	7

Fixed Charges from Continuing Operations	$25

Ratio of Earnings to Fixed Charges from Continuing Operations	8

For purposes of computing this ratio, “earnings” consist of income from continuing operations before taxes, one-third of rents (deemed by Hospira to be representative of the interest factor inherent in rents), interest expense and interest capitalized, net of amortization. “Fixed charges” consist of one-third of rents, interest expense as reported in the Company’s consolidated financial statements and interest capitalized.

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